

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Daniel Masters
Chief Executive Officer
Chief Executive Officer
Medbook World, Inc.
1150 Silverado, Ste. 204
La Jolla, CA 92037

> **Re: Medbook World, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 18, 2012**
> **File No. 000-53850**

Dear Mr. Masters:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm

1. Please amend your filing to include a revised audit report from Anton & Chia LLP that corrects the date of inception in the third paragraph to November 17, 2009 rather than June 25, 2010.

2. Please amend your filing to include a revised audit report from Stan Jeong Ha Lee, CPA that clarifies in the third paragraph that the opinion relates to the financial statements as of September 30, 2011 rather than September 30, 2012.

Item 9A. Controls and Procedures

3. Please amend your filing to include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K.

4. Two separate conclusions are required for disclosure controls and procedures and internal control over financial reporting. Therefore, please amend the first paragraph to clarify that the disclosure in that section only relates to disclosure controls and procedures.

5. Please consider whether management's failure to provide the disclosure required by Item 308 of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant